Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated February 28, 2012; Rule 433
Structured Investments	$ Dual Directional Buffered Equity Notes Linked to the S&P 500® Index due March 20, 2013
General
•
The notes are designed for investors who seek an unleveraged return (with a maximum upside return of at least 10.00%*), or an unleveraged return equal to the absolute value of any depreciation (up to 15.00%), of the S&P 500® Index at maturity, and who anticipate that the Ending Index Level will not be less than the Initial Index Level by more than 15.00%.  Investors should be willing to forgo interest and dividend payments, and, if the Ending Index Level is less than the Initial Index Level by more than 15.00%, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing March 20, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about March 2, 2012 and are expected to settle on or about March 7, 2012.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Contingent Buffer Amount:	15.00%
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, subject to a Maximum Upside Return of at least 10.00%*.  Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return), subject to the Maximum Upside Return
*The actual Maximum Upside Return will be set on the pricing date and will not be less than 10.00%.  Accordingly, the actual maximum payment at maturity if the Index Return is positive will not be less than $1,100.00 per $1,000 principal amount note.
If the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.
If the Ending Index Level is less than the Initial Index Level by up to 15.00%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Index Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Absolute Index Return)
Because the payment at maturity will not reflect the Absolute Index Return if the Ending Index Level is less than the Initial Index Level by more than 15.00%, your maximum payment at maturity is $1,150.00 per $1,000 principal amount note.
If the Ending Index Level is less than the Initial Index Level by more than 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
If the Ending Index Level is less than the Initial Index Level by more than 15.00%, you will lose more than 15.00% of your initial investment and may lose all of your initial investment at maturity.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Absolute Index Return:	The absolute value of the Index Return. For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date†:	March 15, 2013
Maturity Date†:	March 20, 2013
CUSIP:	48125VPM6
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Dual Directional Buffered Equity Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 28, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Dual Directional Buffered Equity Notes Linked to the S&P 500® Index	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Index Level of 1,350 and a Maximum Upside Return of 10.00% and reflect the Contingent Buffer Amount of 15.00%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Absolute Index Return	Total Return
2,430.000	80.00%	N/A	10.00%
2,227.500	65.00%	N/A	10.00%
2,025.000	50.00%	N/A	10.00%
1,890.000	40.00%	N/A	10.00%
1,755.000	30.00%	N/A	10.00%
1,620.000	20.00%	N/A	10.00%
1,552.500	15.00%	N/A	10.00%
1,485.000	10.00%	N/A	10.00%
1,417.500	5.00%	N/A	5.00%
1,383.750	2.50%	N/A	2.50%
1,363.500	1.00%	N/A	1.00%
1,350.000	0.00%	0.00%	0.00%
1,336.500	-1.00%	1.00%	1.00%
1,282.500	-5.00%	5.00%	5.00%
1,215.000	-10.00%	10.00%	10.00%
1,147.500	-15.00%	15.00%	15.00%
1,147.365	-15.01%	N/A	-15.01%
1,080.000	-20.00%	N/A	-20.00%
945.000	-30.00%	N/A	-30.00%
810.000	-40.00%	N/A	-40.00%
675.000	-50.00%	N/A	-50.00%
540.000	-60.00%	N/A	-60.00%
405.000	-70.00%	N/A	-70.00%
270.000	-80.00%	N/A	-80.00%
135.000	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,350 to an Ending Index Level of 1,417.50.  Because the Ending Index Level of 1,417.50 is greater than the Initial Index Level of 1,350 and the Index Return of 5% does not exceed the hypothetical Maximum Upside Return of 10.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1,350 to an Ending Index Level of 1,282.50.  Although the Index Return is negative, because the Ending Index Level of 1,282.50 is less than the Initial Index Level of 1,350 by not more than the Contingent Buffer Amount of 15.00% and the Absolute Index Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: The level of the Index increases from the Initial Index Level of 1,350 to an Ending Index Level of 1,890.  Because the Ending Index Level of 1,890 is greater than the Initial Index Level of 1,350 and the Index Return of 40% exceeds the hypothetical Maximum Upside Return of 10.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount note, the hypothetical maximum payment at maturity if the Index Return is positive.

JPMorgan Structured Investments — Dual Directional Buffered Equity Notes Linked to the S&P 500® Index	TS-2

Example 4: The level of the Index decreases from the Initial Index Level of 1,350 to an Ending Index Level of 810.  Because the Ending Index Level of 945 is less than the Initial Index Level of 1,350 by more than the Contingent Buffer Amount of 15.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Example 5: The level of the Index decreases from the Initial Index Level of 1,350 to an Ending Index Level of 1,147.50.  Although the Index Return is negative, because the Ending Index Level of 1,147.50 is less than the Initial Index Level of 1,350 by not more than the Buffer Amount of 15.00% and the Absolute Index Return is 15.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150.00

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

•
CAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE INDEX RETURN IS POSITIVE — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Index, up to the Maximum Upside Return.  The Maximum Upside Return will be set on the pricing date and will not be less than 10.00%, and accordingly, the maximum payment at maturity if the Index Return is positive will not be less than $1,100.00 per $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
POTENTIAL FOR UP TO A 15.00% RETURN ON THE NOTES EVEN IF THE INDEX RETURN IS NEGATIVE — If the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Amount of 15.00%, you will earn a positive, unleveraged return on the notes equal to the Absolute Index Return.  Under these circumstances, you will earn a positive return on the notes even though the Ending Index Level is less than the Initial Index Level.  For example, if the Index Return is -5%, the Absolute Index Return will equal 5%.  Because the payment at maturity will not reflect the Absolute Index Return if the Ending Index Level is less than the Initial Index Level by more than 15.00%, your maximum payment at maturity is $1,150.00 per $1,000 principal amount note.

•
RETURNS LINKED TO THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  See “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Dual Directional Buffered Equity Notes Linked to the S&P 500® Index	TS-3

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount of 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less that the Initial Index Level.  Accordingly, under these circumstances, you will lose more than 15.00% of your initial investment and may lose all of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM UPSIDE RETURN AND THE CONTINGENT BUFFER AMOUNT — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this predetermined percentage as the Maximum Upside Return, which will be set on the pricing date and will not be less than 10.00%.  In addition, if the Ending Index Level is less than the Initial Index Level by up to the Contingent Buffer Amount of 15.00%, you will receive at maturity $1,000 plus an additional return equal to the Absolute Index Return, up to 15.00%.  Because the payment at maturity will not reflect the Absolute Index Return if the Ending Index Level is less than the Initial Index Level by more than 15.00%, your maximum payment at maturity is $1,150.00 per $1,000 principal amount note.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Dual Directional Buffered Equity Notes Linked to the S&P 500® Index	TS-4

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 5, 2007 through February 24, 2012.  The Index closing level on February 27, 2012 was 1,367.59.

We obtained the Index closing levels below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical Index closing levels should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Dual Directional Buffered Equity Notes Linked to the S&P 500® Index	TS-5